August 13, 2024

Changjuan Liang
Chief Financial Officer
Nisun International Enterprise Development Group Co., Ltd
Floor 20-21, No. 55 Loushanguan Road, Changning District
Shanghai, Peoples Republic of China

       Re: Nisun International Enterprise Development Group Co., Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-37829
Dear Changjuan Liang:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form for the Fiscal Year Ended December 31, 2023
Item 16F. Change in Registrant's Certifying Accountant, page 117

1. We note that you appointed Yu Certified Public Accountant PC ("YU CPA PC") as your auditor during November 2023 and subsequently dismissed them on June 1, 2024. You further disclose that YU CPA PC "has advised the Company that Yu CPA PC believes the
       Company   s financial statements for each of the two years ended
December 31, 2022 may
       contain material restatements in the financial statements for each of the two years ended
       December 31, 2022." Please address the following comments related to your auditor changes and related disclosures:

             Tell us in detail the nature of each potential "restatement" item identified by and/or discussed with Yu CPA PC. Explain each specific concern brought to your attention and how you determined your accounting treatment for each item complied with
           GAAP.

             Tell us why you dismissed Yu CPA PC as your auditor six months after the appointment.
 August 13, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing